TriMas Corporation

39400 Woodward Ave., Suite 130

Bloomfield Hills, MI 48304

March 4, 2010

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                             TriMas Corporation’s Registration Statement on Form S-3 (No. 333-164445) — Application for Withdrawal

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), TriMas Corporation (the “Company”) hereby requests that the Company’s Registration Statement on Form S-3 (No. 333-164445), together with all exhibits thereto (the “Registration Statement”), be withdrawn effective immediately.  The Company is withdrawing the Registration Statement because the Company subsequently became aware that it was not eligible to use Form S-3 on January 20, 2010, when the Registration Statement was filed.  The Registration Statement has not been declared effective and no securities were sold or will be sold under the Registration Statement.

The Company believes that it is currently eligible to use Form S-3 and is filing contemporaneously herewith a new registration statement on such form.  Accordingly, the Company also requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions with respect to this letter, please contact the undersigned at (248) 631-5497.

Sincerely,

TRIMAS CORPORATION

By:	/s/ Joshua A. Sherbin
Name: Joshua A. Sherbin
Title: General Counsel